UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A

For Registration of Certain Classes of Securities
Pursuant to Section 12(b) or 12(g) of the
Securities Exchange Act of 1934

Northwest Airlines Corporation	Northwest Airlines, Inc.
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)
Delaware	Minnesota
(State of incorporation or organization)	(State of incorporation or organization)
41-1905580	41-0449230
(I.R.S. Employer Identification No.)	(I.R.S. Employer Identification No.)

2700 Lone Oak Parkway

Eagan, Minnesota 55121

(612) 726-2111

(Address of principal executive offices)

Michael L. Miller, Esq.

Vice President, Law and Secretary

Northwest Airlines Corporation 2700 Lone Oak Parkway

Eagan, Minnesota 55121

(612) 726-2111

(Name, address, zip code, telephone number for agent for service)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates:  Not applicable.

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
Not applicable	Not applicable

Securities to be registered pursuant to Section 12(g) of theAct:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
Series C Voting Preferred Stock	Not applicable

TABLE OF CONTENTS

ITEM 1. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

ITEM 2. EXHIBITS

Signature

INDEX OF EXHIBITS

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 1. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

As part of labor agreements entered into in 1993, a predecessor to Northwest Airlines Corporation (the “Corporation”) issued to trusts established pursuant to the Northwest Airlines Corporation Employee Stock Plan for the benefit of participating employees approximately 9.1 million shares of the Series C Preferred Stock, and approximately 17.5 million shares of Common Stock of the Corporation and agreed to allow the union groups to nominate three Series C Directors to serve on its Board of Directors. The Corporation has authorized 25,000,000 shares of Series C Preferred Stock. The Series C Preferred Stock ranks senior to the Common Stock with respect to liquidation and certain dividend rights. As of March 31, 2005, 4,718,115 shares of Series C Preferred Stock were issued and outstanding. The financial statement carrying value of the Series C Preferred Stock accreted over 10 years commencing August 1993 to the ultimate put price, and was approximately $269.7 million at March 31, 2005, which includes $51.5 million of accrued but unpaid dividends.

Conversion Rights.    Each share of Series C Preferred Stock is convertible at any time at the option of the holder thereof into 1.364 shares of Common Stock. Each share of Series C Preferred Stock automatically converts into 1.364 shares of Common Stock upon the sale, transfer, exchange or other disposition of record or beneficial ownership of such share to (or with) any person who is not an employee trust or other “Qualified Holder” (generally consisting of current and former Northwest Airlines, Inc. employees and their spouses, children and heirs). As of March 31, 2005, approximately 4.3 million shares of Series C Preferred Stock had been converted into Common Stock and the remaining approximately 4.7 million shares outstanding were convertible into approximately 6.4 million shares of Common Stock.

Put Right.    During the 60-day period ending on August 1, 2003 (the “Put Date”), the holders of the Series C Preferred Stock had the right to put their shares of the Series C Preferred Stock to the Corporation. Under the terms of the Series C Preferred Stock, the Corporation was required to elect, prior to the commencement of such 60-day period, the form of payment it would use for repurchasing such shares of Series C Preferred Stock. On May 30, 2003, the Board of Directors of the Corporation unanimously elected to repurchase such shares of the Series C Preferred Stock for cash equal to the Put Price, rather than repurchasing such shares with shares of Common Stock (which would have required the consent of two of the three Series C Directors).

The “Put Price” of the outstanding shares of Series C Preferred Stock is equal to a pro rata portion applicable to such outstanding shares of the actual savings resulting from the labor cost savings agreements entered into in 1993 (approximately $226 million as of August 1, 2003, the Put Date) plus any accrued and unpaid dividends on such outstanding shares.

Prior to the Put Date, the put right was exercised with respect to substantially all outstanding shares of Series C Preferred Stock.  However, on August 1, 2003, the Corporation announced that its Board of Directors had determined that the Corporation could not at that time legally repurchase the outstanding Series C Preferred Stock because the Board of Directors was unable to determine that under Delaware law the Corporation had adequate legally available surplus to do so. As a result, in accordance with the terms of the Series C Preferred Stock, quarterly dividends began accruing August 1, 2003, at 12% per annum. The dividends are payable to the holders of the Series C Preferred Stock when, as and if declared by the Board of Directors.

Under the terms of the Series C Preferred Stock, as a result of the Corporation’s inability to repurchase the outstanding Series C Preferred Stock, on a quarterly basis after the Put Date the Corporation must use all cash held by it (or available under revolving credit agreements) in excess of all of its cash requirements within one year of such determination date (“Available Cash”) to make partial pro rata redemptions, provided such redemptions would not be prohibited under applicable credit agreements or by applicable law. Any decision not to use all Available Cash to effect such partial repurchases must be approved by a majority of the directors elected by the holders of the Series C Preferred Stock.  The Corporation has not repurchased any shares of Series C Preferred Stock, on this basis or otherwise.

Voting Rights.    The Series C Preferred Stock votes with the Common Stock on all matters submitted to stockholders for a vote, except with respect to the election of directors. When voting with the Common Stock, each share of Series C Preferred Stock has a number of votes equal to 1.364.

With respect to the election of directors, the Series C Preferred Stock voting as a separate class is entitled to elect a slate of three Series C Directors, one of whom is nominated by the International Brotherhood of Teamsters, one by the International Association of Machinists and Aerospace Workers, and one by the Northwest Airlines Corporation Master Executive Council of the Air Line Pilots Association, International (collectively the “Series C Unions”).  In addition, as a result of the Corporation’s decision not to repurchase all of the outstanding shares of the Series C Preferred Stock as to which the Put Right was exercised, the Series C Unions became entitled to nominate three additional individuals to serve on the Corporation’s Board of Directors.  In February 2005 the Company entered into an agreement with the IAM under which the IAM waived its right to nominate an additional Series C Director and was granted the right to designate an observer to the Board of Directors who is entitled to observe certain proceedings of the Board, subject to certain conditions. The Board observer is not entitled to vote on any matter considered by the Board of Directors and is subject to certain obligations regarding confidentiality and conflicts of interest. The IAM has designated Mr. Rodney E. Slater, former U.S. Secretary of Transportation, as the IAM observer to the Board. Neither ALPA nor the IBT have nominated an additional Series C Director.

Holders of Series C Preferred Stock are not entitled to vote such stock for the election of any directors other than the Series C Directors. The entitlement of the holders of Series C Preferred Stock to elect the Series C Directors will expire on the first date on which no shares of Series C Preferred Stock are outstanding, whether as a result of conversions, exchanges, repurchases or redemptions.

Optional Redemption.    The Corporation may redeem the Series C Preferred Stock in whole or in part at the Put Price at any time on 60 days’ prior notice.

Liquidation Preference.    The Series C Preferred Stock has a liquidation preference per share equal to the Put Price. The issuance by the Corporation of a new series of Preferred Stock that ranks, as to both preference in liquidation and bankruptcy and the receipt of dividends and repayment, senior to or pari passu with the Series C Preferred Stock, does not require the consent of the holders of the Series C Preferred Stock.

Litigation.    In June 2003, the IBT and certain related parties commenced litigation against the Corporation in New York state court, International Brotherhood of Teamsters, Local 2000 et al. v. Northwest Airlines Corporation (New York Sup. Ct., Case No. 601742/03). In August 2003, the IAM and a related party also commenced litigation against the Corporation in New York state court, International Association of Machinists and Aerospace Workers et al. v. Northwest Airlines Corporation (New York Sup. Ct., Case No. 602476/03).  Both lawsuits challenge the Corporation’s decision not to repurchase its Series C Preferred Stock during 2003 and seek to compel the Corporation to repurchase the Series C Preferred Stock that had been put to the Corporation or to obtain damages for the Corporation’s alleged breach of contract.  In March 2005, the judge in these consolidated lawsuits granted plaintiffs’ motion for partial summary judgment, ruling that the Corporation had breached the arrangements related to the Series C Preferred Stock, and indicated that a trial on damages would be necessary.  The Corporation intends to file a motion for reconsideration and, if necessary, an appeal.

ITEM 2. EXHIBITS.

The following exhibits to this Registration Statement on Form 8-A are either filed herewith or are incorporated by reference from the documents specified, which documents have been filed with the Securities and Exchange Commission.

Exhibit Number	Description of Exhibit

1.	Restated Certificate of Incorporation of Northwest Airlines Corporation (filed as Exhibit 4.1 to the Registration Statement on Form S-3, File No. 333-69655 and incorporated herein by reference).

2.

Amended and Restated Bylaws of Northwest Airlines Corporation (filed as Exhibit 3.2 to the Northwest Airlines Corporation Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference).

3.	Certificate of Designation of Series C Preferred Stock of Northwest Airlines Corporation (included in Exhibit 1).

4.	Equity Letter Agreement, dated as of August 4, 1993 among Wings Holdings Inc., Northwest Airlines, Inc. and the International Association of Machinist and Aerospace Workers.

5.	Equity Letter Agreement, dated as of August 1, 1993 among Wings Holdings Inc., Northwest Airlines, Inc. and the International Brotherhood of Teamsters.

Signature

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHWEST AIRLINES CORPORATION

By:	/s/ Michael L. Miller
Michael L. Miller
Vice President, Law and Secretary

Date: April 29, 2005

INDEX OF EXHIBITS

Exhibit Number	Description of Exhibit

1.	Restated Certificate of Incorporation of Northwest Airlines Corporation (filed as Exhibit 4.1 to the Registration Statement on Form S-3, File No. 333-69655 and incorporated herein by reference).

2.

Amended and Restated Bylaws of Northwest Airlines Corporation (filed as Exhibit 3.2 to the Northwest Airlines Corporation Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference).

3.	Certificate of Designation of Series C Preferred Stock of Northwest Airlines Corporation (included in Exhibit 1).

4.	Equity Letter Agreement, dated as of August 4, 1993 among Wings Holdings Inc., Northwest Airlines, Inc. and the International Association of Machinist and Aerospace Workers.

5.	Equity Letter Agreement, dated as of August 1, 1993 among Wings Holdings Inc., Northwest Airlines, Inc. and the International Brotherhood of Teamsters.